Exhibit 99.1

ICON plc
Annual General Meeting of Shareholders to be held on July 25, 2023
Supplemental Information

July 5, 2023

To the Shareholders of ICON plc,

On June 12, 2023, ICON plc (the “Company” or “ICON”) issued Notice (the “AGM Notice”) of its Annual General Meeting of Shareholders (the “AGM”) on Form 6-K with the Securities and Exchange Commission (“SEC”). The AGM will be held on July 25, 2023 at ICON’s global headquarters in South County Business Park, Leopardstown, Dublin 18, Ireland.

At the upcoming AGM, we are seeking your support for the re-election of our eight director nominees named in our AGM Notice. We are also seeking your support for a resolution which authorizes the board of directors of the Company (the “Board”) to fix the remuneration of our Auditors.

Since we filed our AGM Notice with the SEC, we have learned that in a report issued by Institutional Shareholder Services Inc. (“ISS”), ISS recommended that our shareholders vote “against” the re-election of Mr Ronan Murphy, Mr Eugene McCague and Ms Julie O’Neill, each a current member of our Audit Committee.  ISS also recommended against providing the Board with the authority to fix the remuneration of the Auditors.  Glass, Lewis & Co., LLC (“GL”) has also issued a report recommending a vote against providing the Board with the authority to fix the remuneration of the Auditors.

The negative recommendations are based on what ISS and GL characterized as an excessive amount of non-audit related services provided to the Company by KPMG, our independent registered public accounting firm, for the fiscal year ended December 31, 2022. In response to the concerns identified in the reports, we would like to provide the following additional information and clarification.

As disclosed in the Company's Form 20-F for the year-ended December 31, 2022 (the “Form 20-F”), KPMG was paid “Audit Fees” of $4,680,000, “Audit-Related Fees” of $34,000 and “Tax Fees” of $5,219,000.  Total fees paid to KPMG (and their affiliates) were $9,933,000.

ISS considers non-audit related services to be “excessive” when “All Other Fees” are greater than the sum of the “Audit Fees,” the “Audit-Related Fees” and tax compliance and tax preparation fees. ISS includes tax advice, planning, and consulting in the “All Other Fees” category. ISS recognizes that where “All Other Fees” include fees related to significant one-time capital structure events and a company makes public disclosure of the amount and nature of those fees that are an exception to the standard “non-audit fee” category, then such fees may be excluded from the non-audit fees considered in determining the ratio of non-audit to audit/audit-related fees/tax compliance and preparation for purposes of determining whether non-audit fees are excessive. GL takes a different approach deeming it excessive when non-audit fees exceed audit related fees.

We believe that ISS and GL issued their respective recommendations based solely on the fact that non-audit fees represented 52.5% of the total fees paid by us to KPMG and their affiliates without analyzing the underlying reasons for the payment of such fees.

Accordingly, the Company is providing a further breakdown of the “Tax Fees” paid to KPMG in the year-ended December 31, 2022 to show why we believe they are not excessive.

Of the total tax fees of $5,219,000 paid to KPMG, approximately $320,000 of the total “Tax Fees” represented fees related to tax compliance and the preparation of tax returns and refund claims.  Therefore, total audit fees, audit related fees and tax compliance fees paid to KPMG are $5,034,000 or 51% of the total fee and tax consulting fees are $4,899,000 or 49% of total fees.

Furthermore, the percentage of non-audit services is reduced substantially further when account is taken, in line with ISS stated practice, of non-recurring fees related to the one-time capital structure events.  On July 1, 2021, the Company completed the acquisition of PRA Health Sciences, Inc. (“PRA”) by means of a merger whereby a subsidiary of ICON, merged with and into PRA Health Sciences Inc., the parent of PRA Health Sciences (“the Merger”).  PRA became a wholly owned subsidiary of ICON Group.  The fair value of the consideration transferred was $12,041,971,000.

Of the remaining tax fees of $4,899,000, approximately $3,720,000 represents fees directly related to the Merger and subsequent integration of PRA.  The integration of ICON and PRA following the Merger is a significant, complex transaction for the Company.  These fees directly related to tax advice on the steps required to integrate and eliminate legal entities of PRA and ICON following the Merger.  ICON operates in over 80 countries.  The fees also include detailed transfer pricing advice on business model integration.  These fees were included in total transaction and integration related costs of $39,695,000 incurred during the year ended December 31, 2022.  Total transaction and integration related costs were separately disclosed on the face of the Consolidated Statement of Operations included in the 20-F.  These costs were disclosed (in the form 20-F) as consisting primarily of investment banker fees, advisory fees, legal costs, accounting and consulting fees, share-based compensation expense, and employee retention bonuses.  As explained in our quarterly results press releases (including the press release issued on February 22, 2023), the fees are directly related to the Merger and integration of ICON and PRA.

We believe the nature of these services as related to significant one-time capital structure events warrants categorizing them as “other fees” and that these fees should be excluded from the non-audit fees considered in determining the ratio of non-audit to audit/audit-related fees.

The remaining amount, approximately $1,179,000, in the “Tax Fees” category represents fees related to other tax planning and consulting services across a number of areas including relating to the group’s financing facilities, and other ad hoc tax advisory services.  Therefore, tax consulting fees excluding “other fees” related to significant one-time capital structure events are $1,179,000 or 12% of total fees.

In summary, the details of fees paid to KMPG for the year ending December 31, 2022 are as follows:

Audit fees	$4,680,000	47.1%
Audit-related fees	$34,000	0.3%
Tax compliance and the preparation of tax returns and refund claims	$320,000	3.2%
	$5,034,000	50.7%
Other tax planning and consulting services	$1,179,000	11.9%
Tax advice relating to integration of ICON and PRA	$3,720,000	37.5%
Total	$9,933,000	100%

The Audit Committee carefully reviewed these non-audit, tax-related services provided by KPMG and concluded that KPMG’s expertise on these matters and familiarity therewith would provide significant advantages to the Company in the post-Merger period for this important work. The Audit Committee carefully evaluated these continued engagements, reviewed the independence of KPMG, and approved this continued work. In addition, KPMG followed its own internal process of detailed review before it concluded that providing these non-audit, tax-related services to the Company did not impair its independence, both at the outset and conclusion of each matter.

The ISS recommendation against the re-election of the current members of the Audit Committee is based on the Audit Committee’s approval of the non-audit services discussed above.  When the “Tax Fees” category is broken out to clarify the services provided, we believe that it is clear that the non-audit related fees paid by the Company to KPMG were not “excessive.” Furthermore, the Company believes the engagement of KPMG to provide these services was appropriate, and that the Audit Committee acted in the best interests of the Company and its shareholders in approving these services.

Therefore, in light of the additional information and clarification described above, we believe that the non-audit related fees paid by the Company to KPMG for the fiscal year ended December 31, 2022, were appropriate and the Board continues to recommend that you vote “FOR” each of our director nominees, including all current members of the Audit Committee. The Board also continues to recommend that you vote “FOR” the resolution that authorizes the Board to fix the remuneration of our Auditors.  The Board believes that the resolutions to be proposed at the AGM are in the best interests of the Company and its shareholders.

If you have already cast a vote contrary to the Board of Directors’ recommendation on the foregoing matter and wish to change your vote, you may change your vote by following the instructions included in the AGM Notice.

Sincerely,

Steve Cutler	Brendan Brennan
Chief Executive Officer and Director	Chief Financial Officer

This Supplemental Information to the AGM Notice is first being released to shareholders on or about July 5, 2023, and should be read together with the AGM Notice. Except as specifically supplemented by the information contained in this Supplemental Information, all information set forth in the AGM Notice remains accurate and should be considered when voting your shares. The AGM Notice and other documents filed by the Company with the SEC may be obtained free of charge at www.sec.gov and from the Company's website at www.iconplc.com.